UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 2, 2019

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In the Matter of

Vista Proppants and Logistics Inc.
4413 Carey Street
Fort Worth, TX 76119

ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No. 333-222539

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Vista Proppants and Logistics Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Vista Proppants and Logistics Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on July 2, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary